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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
ABIOMED Cardiovascular, Inc.	Delaware
ABIOMED R&D, Inc.	Delaware
Abiomed Research & Development, Inc.	Massachusetts
ABIOMED R&D, Inc.	Delaware
ABIODENT, Inc.	Delaware
ABD Holding Company, Inc.	Delaware
ABIOMED B.V.	Netherlands
BencCor Heart Systems, Inc.	Michigan

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SUBSIDIARIES OF THE REGISTRANT